Exhibit 1

NOVATEL INC.

Quarterly Report

For the Three Months Ended March 30, 2003

INDEX

Consolidated Financial Statements

•	Consolidated Balance Sheets — March 30, 2003 and December 31, 2002

•	Consolidated Statements of Operations — Three Months Ended March 30, 2003 and March 30, 2002

•	Consolidated Statements of Shareholders’ Equity March 30, 2003 and December 31, 2002

•	Consolidated Statements of Cash Flows — Three Months Ended March 30, 2003 and March 30, 2002

•	Notes to Consolidated Financial Statements

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The dollar amounts presented in this Quarterly Report are in Canadian currency unless otherwise noted (CDN $1 = US $0.7199 on May 13, 2003), and are presented in accordance with accounting principles generally accepted in Canada.  The material differences between Canadian and U.S. generally accepted accounting principles (“GAAP”) which would bear upon its financial statements and, more particularly, income applicable to share equity and retained earnings, are disclosed in Note 20 of Notes to Consolidated Financial Statements for the fiscal year ended December 31, 2002 filed as part of Form 20-F with the Securities and Exchange Commission and in Note 12 of Notes to Consolidated Financial Statements contained in this report.

Certain statements in this Quarterly Report constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company’s industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, but are not limited to, operating results of subsidiaries and joint ventures, establishing and maintaining effective distribution channels, certification and market acceptance of the Company’s new products, impact and timing of large orders, credit risks of customers and joint ventures, financing of joint ventures, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build product, product defects and the impact of industry consolidations,  together with the other risks and uncertainties described in Management’s Discussion and Analysis of Financial Condition and Results of Operations herein and in the Company’s other filings with the United States Securities and Exchange Commission.

NOVATEL INC.

CONSOLIDATED BALANCE SHEETS

(unaudited, in thousands)

	March 30,	December 31,
	2003	2002
ASSETS (Notes 1 and 10)

Current assets:
Cash and short term investments	$9,455	$6,572
Accounts receivable	4,987	9,634
Related party receivables (Note 8)	773	730
Related party notes receivable (Note 8)	1,784	1,932
Inventories (Note 3)	4,705	4,780
Prepaid expenses and deposits	309	284
Total current assets	22,013	23,932

Capital assets	2,993	2,460
Intangible assets (Note 7)	1,818	1,902
Deferred development costs (Note 4)	2,561	2,596
Total assets	$29,385	$30,890

LIABILITIES AND SHAREHOLDERS’ EQUITY (Notes 1 and 10)

Current liabilities:
Accounts payable and accrued liabilities	$4,441	$5,848
Related party payables (Note 8)	606	327
Notes payable (Notes 8, 9 and 10)	2,265	2,418
Deferred revenue and customer deposits	335	531
Provision for future warranty costs	356	344
Capital lease obligation — current portion	93	92
Total current liabilities	8,096	9,560

Deferred gain on sale/leaseback of capital assets	652	685
Capital lease obligation — long term portion	75	98
Total liabilities	8,823	10,343

Shareholders’ equity:
Capital stock (Note 5)	35,572	35,572
Contributed surplus	13	13
Deficit	(15,023)	(15,038)
Total shareholders’ equity	20,562	20,547
Total liabilities and shareholders’ equity	$29,385	$30,890

The following amounts relating to discontinued operations are included in the consolidated balance sheet (Note 10):

Current assets of discontinued operations	$106	$132
Non-current assets of discontinued operations	$272	$285
Current liabilities of discontinued operations	$882	$892
Non-current liabilities of discontinued operations	$—	$—

See accompanying notes to the consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

 (unaudited, in thousands, except per share data)

	Three Months Ended
	March 30,	March 30,
	2003	2002
Revenues:
Product sales (Note 8)	$5,822	$6,221
NRE fees	1,077	1,020
Total revenues	6,899	7,241

Cost of sales:
Cost of product sales (Note 8)	$2,760	$2,870
Cost of NRE fees	619	707
Total cost of sales	3,379	3,577

Gross profit	3,520	3,664

Operating expenses:
Research and development	1,315	1,517
Selling and marketing	1,128	745
General and administration	870	927
Total operating expenses	3,313	3,189

Operating income	207	475

Interest income, net	43	10
Other expense	(186)	(226)

Income from continuing operations before income taxes	64	259

Provision for income taxes	1	9

Net income from continuing operations	63	250

Loss from discontinued operations (Note 10)	(48)	(177)

Net income	$15	$73

Net income (loss) per share (basic) (Note 11)
Continuing operations	$0.01	$0.03
Discontinued operations	(0.01)	(0.02)
Net income (loss) per share	$0.00	$0.01

Weighted average shares outstanding (basic) (Note 5)	7,685	7,684

Net income (loss) per share (diluted) (Note 11)
Continuing operations	$0.01	$0.03
Discontinued operations	(0.01)	(0.02)
Net income (loss) per share	$0.00	$0.01

Weighted average shares outstanding (diluted) (Note 5)	7,834	7,859

See accompanying notes to the consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(unaudited, in thousands)

	Common Shares				Total
			Contributed		Shareholders’
	Number	Amount	Surplus	Deficit	Equity
Balance December 31, 2002	7,685	$35,572	$13	$(15,038)	$20,547
Common shares issued	—	—	—	—	—
Repurchase of shares	—	—	—	—	—
Net income	—	—	—	15	15
Balance March 30, 2003	7,685	$35,572	$13	$(15,023)	$20,562

See accompanying notes to the consolidated financial statements.

NOVATEL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in thousands)

	Three Months Ended
	March 30, 2003	March 30, 2002
Operating activities:
Net income from continuing operations	$63	$250
Loss from discontinued operations (Note 10)	(48)	(177)
Charges and credits to operations not involving an outlay of cash:
Amortization	391	566
Gain on disposal of capital assets	(1)	(3)
Amortization of deferred gain on sale/leaseback of capital assets	(33)	(32)
Net change in non-cash working capital related to operations (Note 6)	3,342	562
Cash provided by operating activities	3,714	1,166

Financing activities:
Issuance of shares (Note 5)	—	1
Related party notes receivable	12	—
Notes payable	20	—
Decrease in capital lease obligations	(22)	(80)
Effect of exchange rate changes on financing activities	(37)	(1)
Cash used in financing activities	(27)	(80)

Increase (decrease) in cash before investing activities	3,687	1,086

Investing activities:
Purchase of capital and intangible assets	(809)	(148)
Proceeds from disposal of capital assets	5	45
Cash used in investing activities	(804)	(103)

Increase in cash and short term investments	2,883	983
Cash and short term investments, beginning of period	6,572	4,794
Cash and short term investments, end of period	$9,455	$5,777

Cash and short term investments consisted of:
Cash and cash equivalents	$4,050	$2,750
Restricted short term investments	3,455	2,827
Other short term investments	1,950	200
	$9,455	$5,777

Interest paid related to bank advances and capital lease obligations	$5	$9

Income taxes paid	$—	$—

See accompanying notes to the consolidated financial statements.

NOVATEL INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited, in thousands, except per share data)

Note 1    Basis of Presentation

        The consolidated financial statements for the three month periods ended March 30, 2003 and March 30, 2002 presented in this Quarterly Report are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles), are stated in Canadian dollars and are unaudited.  The financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results for the interim periods presented.  The adjustments are of a normal recurring nature.  The financial statements follow the same accounting policies and methods of their application as the audited annual consolidated financial statements for the year ended December 31, 2002.  The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since the Company’s last fiscal year and are not fully inclusive of all matters normally disclosed in the Company’s annual audited consolidated financial statements.  Accordingly, the unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report for the year ended December 31, 2002 filed on Form 20-F with the Securities and Exchange Commission (SEC).

Note 2    Adoption of New Accounting Standards

Stock-Based Compensation

        Effective January 1, 2002, the Company adopted the provisions of Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants with respect to accounting for stock-based compensation and other stock-based payments.  The Company has elected to continue to use the intrinsic value based method of accounting for stock-based compensation arrangements and to disclose the pro forma results of using the fair value based method.  Accordingly, the net earnings for the reported periods remain unchanged and the pro forma results of using the fair value based method are disclosed in Note 11.  The Company is applying the new recommendations to all options granted.

Note 3    Inventories

	March 30, 2003	December 31, 2002
Raw materials and components	$1,268	$1,257
Work-in-progress	811	207
Finished goods	2,626	3,316
	$4,705	$4,780

Note 4    Deferred Development Costs

      As of March 30, 2003, the Company had deferred $2,561 of development costs related to the development of a certified aviation GPS receiver.  The continued deferral of these costs is subject to recoverability based on estimates of future sales of the certified aviation GPS receiver.  Should future actual sales of this receiver be materially lower from the current estimated sales, all or a portion of the deferred development costs would be charged to results of operations. With the GPS receiver reaching the commercialization stage, the Company has commenced amortizing these deferred costs, using a method similar to the unit-of-production method of amortization.  The Company amortized $35 of these deferred costs in the three month period ended March 30, 2003 ($15 in the three month period ended March 30, 2002).

Note 5    Capital Stock

      The Company has authorized an unlimited number of common shares and first preference shares, of which 7,685 common shares are outstanding as of March 30, 2003 (7,685 as of December 31, 2002).

      Net income (loss) per share figures presented in the Company’s financial statements are based upon the weighted average number of shares outstanding.  Diluted net income (loss) per share figures are computed as if the dilutive instruments were exercised at the beginning of the period (or the time of issuance, if later) and the funds obtained were used to purchase common shares at the average market price during the period.

      The Company maintains stock option plans for employees and members of the Board of Directors.  Under the plans, participants are granted options to purchase common shares of the Company at no less than the market value on the date of the grant.  The options have vesting periods ranging from three to four years and expire ten years from the date of the grant, except for 30 options granted on February 13, 2001, which have a six month vesting period and expire in 2004. As of March 30, 2003, the Company had authorized the granting of up to 1,261 options to purchase common shares of the Company under the stock option plans, of which 38 had been exercised.

      A summary of the status of the Company’s stock option plans as of March 30, 2003, and changes during the three month period ending on that date is presented below:

Options	Number of Shares	Weighted-Average Exercise Price
Outstanding at January 1, 2003	974	US $4.59
Granted	184	2.25
Exercised	—	—
Forfeited	(2)	2.07
Outstanding at March 30, 2003	1,156	4.23

Options exercisable at March 30, 2003	744	US $5.31

      The following table summarizes information about the stock option plans as of March 30, 2003:

		Options Outstanding			Options Exercisable
Range of Exercise Prices		Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
US	$7.50 to $11.25	438	4.1 years	US $7.67	438	US $7.67
	$4.00	3	9.0	4.00	—	4.00
	$2.25 to $3.44	440	8.9	2.44	94	2.73
	$1.38 to $2.00	275	6.3	1.59	212	1.56
US	$1.38 to $11.25	1,156	6.5	US $4.23	744	US $5.31

Note 6    Consolidated Statements of Cash Flows

      The net changes in non-cash working capital related to operations include:

	Three Months Ended
	March 30, 2003	March 30, 2002
Decrease (increase) in accounts receivables and related party receivables	$4,604	$(64)
Decrease (increase) in inventories	75	11
(Increase) in prepaid expenses and deposits	(25)	(66)
(Decrease) increase in accounts payable, accrued liabilities and related party payables	(1,128)	134
(Decrease) increase in deferred revenue and customer deposits	(196)	503
Increase in provision for future warranty costs	12	44
Net change in non-cash working capital	$3,342	$562

Note 7    Commitments and Contingencies

      a) As at March 30, 2003, intangible assets included $457 related to the Company’s 1996 settlement agreement with Trimble Navigation Limited (Trimble).  This settlement agreement with Trimble includes a provision that Trimble may, at its sole option, terminate rights granted thereunder, including licenses, should the Company undergo a direct change in control.  On June 26, 2001, the Company received notice from Trimble terminating the licenses and rights under the settlement agreement in connection with the share acquisition by CMC Electronics Inc. (“CMC Electronics”) in April 1998.  The Company has sought legal advice regarding Trimble’s termination rights under the 1996 settlement agreement and is continuing to evaluate the impact, if any, of Trimble’s notice of termination.  As this matter has not been resolved as of March 30, 2003, the Company has not provided for any impairment of these intangible assets.

      b) The Company is subject to legal proceedings and other claims which arise in the ordinary course of its business. The Company has sought legal advice on these matters. In the opinion of management, the ultimate liability with respect to the resolution of these actions is not expected to materially affect the financial position or results of operations.

      c) In the normal course of business, the Company uses forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates.  The Company documents the relationship between hedging instruments and hedged items, as well as its risk management objective for undertaking hedging transactions.  The process includes linking hedging instruments to assets and liabilities on the balance sheet or to forecasted transactions.  The Company also assesses, both at the hedge’s inception and on an ongoing basis, whether the foreign currency contracts that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.  The contracts are normally for terms of up to twelve months and are used as hedges of the Company’s net U.S. dollar cash requirements.  The contracts are not used for trading or speculative purposes.  Foreign exchange gains and losses on foreign currency contracts used to hedge current foreign currency assets and liabilities are accrued under current assets or liabilities on the balance sheet and recognized currently in other income/expense, net, offsetting the respective translation gains and losses recognized on the underlying asset or liability.

      Foreign exchange gains and losses on foreign currency contracts used to hedge anticipated U.S. dollar cash requirements beyond 60 days are recognized when the underlying cash flows are realized.

      At March 30, 2003, the Company had forward foreign currency contracts to sell US $6,000 between April 30, 2003 and December 31, 2003 at rates between 0.6430 and 0.6626.

Note 8    Related Party Transactions

      In the normal course of business, the Company had the following transactions, measured at the exchange amount, with its related parties:

	Three Months Ended
	March 30, 2003	March 30, 2002
Product sales to Point, Inc.	$45	$297
Services provided to Point, Inc.	30	51
Royalty income from Point, Inc.	—	13
Inventory purchases from CMC Electronics Inc.	178	608
Royalties charged to CMC Electronics Inc.	47	20
Other expenses from CMC Electronics Inc.	111	67
Engineering services charged by Point, Inc.	19	—
Contracted development costs charged by CMC Electronics Inc.	—	—
Engineering services charged by CMC Electronics Inc.	37	—
Consulting services charged by David E. Vaughn (excluding Board of Directors activities)	23	8

      Related party receivables at March 30, 2003 consist of $724 from Point, Inc. ($673 at December 31, 2002) and $49 from CMC Electronics ($57 at December 31, 2002).  Related party payables at March 30, 2003 were comprised of amounts due to CMC Electronics of $586 ($318 at December 31, 2002) and $20 to Point, Inc. ($9 at December 31, 2002).

      The related party notes receivable of $1,784 ($1,932 at December 31, 2002) reflects the Company’s proportionate joint venture interest in the aggregate borrowings by Point, Inc. from the Company and Sokkia Co., Ltd. (“Sokkia”) of US$4,830.  The loans are secured by the assets of Point, Inc., and bear interest at 3% in 2003 (between 3% and 6% in 2002).  On February 13, 2003, the Company and Sokkia agreed to extend the due dates on the loans such that US $4,330 is due on June 30, 2003 and US $500 is due December 31, 2003 (see Note 9).

Note 9    Investment in Point, Inc.

      On July 20, 1999, the Company and Sokkia Co., Ltd. formed a joint venture, Point, Inc., to distribute GPS based products for surveying, mapping, geographical information systems, construction and construction machine control applications, on a worldwide basis.  The consolidated financial statements presented herein include the Company’s proportionate share of the accounts of Point, Inc.

      The following is a summary of the Company’s proportionate share of the financial position, operating results, and cash flows of Point, Inc. :

	March 30,	December 31,
	2003	2002
Current assets	$2,161	$2,247
Non-current assets	126	139
Total assets	$2,287	$2,386

Current liabilities	$3,416	$3,477
Long-term liabilities	—	—
Total liabilities	$3,416	$3,477

	Three Months Ended
	March 30, 2003	March 30, 2002
Revenues	$1,238	$914
Expenses	1,245	1,391
Loss	$(7)	$(477)

Cash provided by (used in)
Operating activities	$145	$(267)
Investing activities	$(3)	$3
Financing activities	$(148)	$20

        Included in current liabilities is the Company’s share of notes payable by Point, Inc. to Sokkia, in the amount of $1,784 ($1,932 at December 31, 2002).   The loans are secured by the assets of Point, Inc. and bear interest at 3% (between 3% and 6% in 2002).  As of March 30, 2003, Point, Inc. has borrowed US$4,830 in aggregate from the Company and Sokkia.  On February 13, 2003, the Company and Sokkia agreed to extend the due dates on the loans such that US$4,330 is due on June 30, 2003 and US$500 is due December 31, 2003.

        Point, Inc. is dependent on the Company and Sokkia for product supply, distribution and financing.  Should Sokkia and the Company discontinue their support, Point, Inc.’s ability to continue as a going concern would be impaired.  If the existing loans to Point, Inc. of US$4,830 were ultimately not repaid by Point, Inc. to the Company and Sokkia, or if Point, Inc. were liquidated in an orderly wind-down, the Company believes that its maximum loss exposure in the statement of operations to Point, Inc., as of March 30, 2003, after consideration of the effects of the proportionate consolidation of Point, Inc., would be approximately $800, comprised primarily of working capital related items.  These financial statements do not reflect any adjustments that would be required if Point, Inc.’s operations were discontinued.

Note 10  Discontinued Operations (Mezure, Inc.)

        As of March 30, 2003, the Company owned a 70% equity interest, which had been acquired in 2001, in Mezure, Inc. (“Mezure”), a company developing a GPS, wireless communication and internet based product for deformation monitoring of manmade and natural structures.

        During the latter part of 2002, the Company discontinued its financial support of Mezure.   In February 2003, Mezure was informed that the minority shareholder who had been providing financial support required to fund Mezure’s operating activities would discontinue such support.

        On April 8, 2003, the shareholders of Mezure voted unanimously to proceed with a Chapter 7 bankruptcy filing for Mezure.  Consequently, the Company is treating Mezure as a discontinued operation and accordingly has restated the statement of operations for prior periods.  The loss from discontinued operations pertaining to Mezure for the three month periods ended on March 30, 2003 and March 30, 2002 is as set forth below.

	Discontinued Operations
	March 30, 2003	March 30, 2002
Revenues	$34	$53
Cost of Sales	11	25
Research and development expenses	27	48
Selling and marketing expenses	32	58
General and administration expenses	63	102
Interest income, net	(3)	—
Other (income) expense	(48)	(3)
Loss from discontinued operations	$(48)	$(177)

        The consolidated balance sheets as of March 30, 2003 and December 31, 2002  include residual assets and liabilities related to discontinued operations as follows:

	March 30, 2003
		Related to	Related to
		Discontinued	Continuing
	As presented	Operations	Operations
Accounts receivable	$4,987	$25	$4,962
Inventories	4,705	69	4,636
Prepaid expenses and deposits	309	12	297
Capital assets	2,993	80	2,913
Intangible assets	1,818	192	1,626
Accounts payable and accrued liabilities	4,441	373	4,068
Notes payable	2,265	481	1,784
Deferred revenue and customer deposits	335	28	307

	December 31, 2002
		Related to	Related to
		Discontinued	Continuing
	As presented	Operations	Operations
Cash and short term investments	$6,572	$1	$6,571
Accounts receivable	9,634	28	9,606
Inventories	4,780	90	4,690
Prepaid expenses and deposits	284	13	271
Capital assets	2,460	93	2,367
Intangible assets	1,902	192	1,710
Accounts payable and accrued liabilities	5,848	365	5,483
Notes payable	2,418	486	1,932
Deferred revenue and customer deposits	531	41	490

Note 11  Stock-Based Compensation

        At March 30, 2003, the Company had issued 1,156 options to employees and directors to purchase common shares under its stock-based compensation plans (see Notes 2 and 5).  As the Company applied an intrinsic value based method to account for its plans, no compensation cost was  recognized within the statement of operations for the period ended March 30, 2003.  Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value of the options at the grant dates, the Company’s pro forma net income (loss) and net income (loss) per share would have been as follows:

	Three Months Ended
		March 30, 2003	March 30, 2002
Net income (loss) from continuing operations	As reported	$63	$250
	Pro forma	$(49)	$151

Basic net income (loss) from continuing	As reported	$0.01	$0.03
operations per share	Pro forma	$(0.01)	$0.02

Diluted net income (loss) from continuing	As reported	$0.01	$0.03
operations per share	Pro forma	$(0.01)	$0.02

Net income (loss)	As reported	$15	$73
	Pro forma	$(97)	$(26)

Basic net income (loss) per share	As reported	$0.00	$0.01
	Pro forma	$(0.01)	$0.00

Diluted net income (loss) per share	As reported	$0.00	$0.01
	Pro forma	$(0.01)	$0.00

        The fair value of each option granted is estimated using the Black-Scholes option pricing model with the following weighted-average assumptions used for options granted in 2002 and 2003:  dividend yield of 0%; expected lives of 10 years; expected volatility of between 98% and 135% and a risk-free interest rate of 4.3%.

Note 12  Differences between Canadian and United States Generally Accepted Accounting Principles

        The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are as follows:

a)  Revenue Recognition

        In December 1999, the SEC issued Staff Accounting Bulletin (“SAB”) 101, Revenue Recognition in Financial Statements, which provides guidance related to revenue recognition based on the interpretations and practices of the SEC.  The Company believes that its existing revenue recognition policies are in accordance with the guidance provided in SAB 101.

b)  Deferred Development Costs

        As of March 30, 2003, the Company had deferred $2,561 of development costs related to the development of a certified aviation GPS receiver. In the three month period ended March 30, 2003, the Company deferred $nil of development costs ($nil in the three month period ended March 30, 2002) in accordance with Canadian GAAP.  Under U.S. GAAP, these costs would be expensed as incurred as research and development costs.

        In the three month period ended March 30, 2003, the Company amortized $35 of deferred development costs ($15 in the three month period ending March 30, 2002) in accordance with Canadian GAAP.  Under U.S. GAAP, these costs would have been expensed in the periods when the originating expenditures were incurred.

        Further, for U.S. GAAP purposes, the Company would have recharacterized the goodwill acquired on the Mezure share acquisition of $231 as development related costs, and these costs would have been expensed on acquisition in 2001.

c)  Derivatives and Hedging Activities

        The Company has historically entered into foreign exchange options and forward contracts to manage its exposure to foreign currency fluctuations.  In June 1998, the FASB issued SFAS 133, “Accounting for Derivative Instruments and Hedging Activities” subsequently amended by SFAS 137 and SFAS 138. These pronouncements establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities.  They require companies to recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value.  Gains or losses resulting from changes in the value of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting.  Had the Company prepared its consolidated financial statements in accordance with U.S. GAAP, it would have applied the pronouncements of SFAS 133, 137 and 138 effective January 1, 2001, on a prospective basis without restatement of prior period financial statements.  Under U.S. GAAP, the adoption of these accounting standards would result in an increase in total assets of $286 as of March 30, 2003 (decrease of $48 as of December 31, 2002) related to the fair value of the Company's foreign exchange contracts.

d)  Investment in Joint Ventures

        The accounts of the Company’s 49% joint venture interest in Point, Inc. is proportionately consolidated as required under Canadian GAAP.  Under U.S. GAAP, proportionate consolidation is not permitted, and the Company’s investment in this joint venture would be accounted for using the equity method.  As permitted by SEC guidance, the effects of this difference in accounting principles have not been reflected in the accompanying tables.

        In addition, in the three month period ended March 30, 2002, the Company recognized a gain of $121 related to the reduction of its equity interest in Mezure from approximately 74% to 70%.  Under U.S. GAAP, the Company would have reflected the effects of this transaction as a direct increase in shareholder’s equity of $160 after consideration of the impact of previous U.S. GAAP adjustments.

e)  Comprehensive Income

        Under U.S. GAAP, during 1998, the Company would have been required to adopt SFAS 130, “Reporting Comprehensive Income”.  Had the Company adopted SFAS 130, it would have recorded an income of $334 within other comprehensive income, related to the fair value of foreign exchange contracts, in the three month period ended March 30, 2003 ($nil in the three month period ended March 30, 2002).

f)  New U.S. GAAP Accounting Pronouncements

        In August 2001, the FASB approved for issuance SFAS 143, “Accounting for Asset Retirement Obligations.”  This statement is effective for fiscal years beginning after June 15, 2002.  This statement requires that the fair value of the liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.  Associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset.  The adoption of SFAS 143 in January 2003 would not have had a material impact on the Company’s financial statements.

        In August 2001, the FASB approved for issuance SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, effective for fiscal years commencing after December 15, 2001.  This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets, and supercedes the existing standard, SFAS 121 and the accounting and reporting provisions of APB Opinion 30.  The adoption of SFAS 144 would not have had a material impact on the Company’s financial position and results of operation for the three month periods ended March 30, 2002 and March 30, 2003.

        In November 2002, the FASB issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45).  FIN 45 elaborates on the disclosures the Company must make about the Company’s obligations under certain guarantees that the Company has issued.  It also requires the Company to recognize, at the inception of a guarantee, a liability for the fair value of the obligations the Company has undertaken in issuing the guarantee.  The initial recognition and initial measurement provisions are to be applied only to guarantees issued or modified after December 31, 2002.  Adoption of these provisions would not have had a material impact on the Company’s financial position or results of operations.

        In December 2002, the FASB issued Statement No. 148 “Accounting for Stock-Based Compensation - Transition and Disclosure, an Amendment of FASB Statement No. 123” (FAS 148).  FAS 148 amends FAS 123 “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation.  In addition, FAS 148 amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method for accounting for stock-based employee compensation and the effect of the method used on reported results.  FAS 148 has no material impact on the Company’s financial statements, as the Company does not plan to adopt the fair value method of accounting for stock options at the current time.

        On April 30, 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The provisions of this statement are generally effective for contracts entered into or modified after June 30, 2003. The Company is in the process of assessing the impact of adopting this standard on its consolidated results of operations and financial position.

        The following standards issued by the FASB do not impact the Company:

-                    Statement No. 145 - “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”, effective for financial  statements issued on or after May 15, 2002;

-                    Statement No. 146 - “Accounting for Costs Associated with Exit or Disposal Activities”, effective for exit or disposal activities initiated after December 31, 2002;

-                    Statement No. 147 - “Acquisitions of Certain Financial Institutions - an Amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9”, effective for acquisitions on or after October 1, 2002; and

-                    Interpretation No. 46 - “Consolidation of Variable Interest Entities”, effective for financial statements issued after January 31, 2003.

      The effects of the above noted differences between Canadian and U.S. GAAP on the statements of operations and on the balance sheets are as follows:

	Three Months Ended
	March 30, 2003	March 30, 2002
Net income from continuing operations — Canadian GAAP	$63	$250
Adjustments to U.S. GAAP
Deferred development costs	—	—
Amortization of deferred development costs	35	15
Fair value of financial instruments	—	—

Net income from continuing operations — U.S. GAAP	$98	$265

Loss from discontinued operations — Canadian GAAP	$(48)	$(177)
Adjustments to U.S. GAAP	—	—
Loss from discontinued operations — U.S. GAAP	(48)	(177)

Net income (loss) — U.S. GAAP	$50	$88
Net unrealized gain (loss) on foreign exchange contracts	334	—
Comprehensive income	$384	$88

	March 30, 2003	December 31, 2002
Total Assets
Canadian GAAP	$29,385	$30,890

Adjustments to U.S. GAAP
Deferred development costs	(2,561)	(2,596)
Fair value of financial instruments	286	(48)
Write-off of Mezure, Inc. development related costs	(192)	(192)

U.S. GAAP	$26,918	$28,054

Total Shareholders’ Equity
Canadian GAAP	$20,562	$20,547

Adjustments to U.S. GAAP
Deferred development costs	(2,561)	(2,596)
Fair value of financial instruments	—	—
Write-off of Mezure, Inc. development related costs	(192)	(192)

U.S. GAAP — before other comprehensive income	$17,809	17,759

Accumulated other comprehensive income (loss) income	$286	(48)

U.S. GAAP	$18,095	$17,711

Net income (loss) per share as computed under Canadian and U.S. principles is as set forth below for the following periods:

	Three Months Ended
	March 30, 2003	March 30, 2002
Net Income (loss) from continuing operations per share

Canadian GAAP — basic	$0.01	$0.03
U.S. GAAP — basic	$0.01	$0.03

Canadian GAAP — diluted	$0.01	$0.03
U.S. GAAP — diluted	$0.01	$0.03

Net Income (loss) per share

Canadian GAAP — basic	$0.00	$0.01
U.S. GAAP — basic	$0.01	$0.01

Canadian GAAP — diluted	$0.00	$0.01
U.S. GAAP — diluted	$0.01	$0.01

Note 13  Subsequent Events

Proposed acquisition of CMC Electronics’ OEM GPS business

        On February 11, 2003, the Company signed a Memorandum of Understanding (MOU) with CMC Electronics to acquire CMC Electronics’ Global Positioning System (GPS) OEM product line.  Based on the MOU, the Company expects the purchase price of the CMC Electronics’ GPS OEM product line to be comprised of approximately $150 at closing and $600 payable over time as a royalty on the revenue generated by this business.  The Company expects the acquisition will be completed in May 2003.

        CMC Electronics owns approximately 58% of the Company’s outstanding common shares and accordingly is a related party.  The proposed acquisition of the CMC Electronics’ GPS OEM product line has been reviewed and approved, under the terms and conditions of the MOU, by a committee of independent directors established by the Company’s Board of Directors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

STATEMENT OF OPERATIONS DATA (1)

(unaudited, in Canadian $ thousands, except per share data)

	Three Months Ended
	March 30,	March 30,	%
	2003	2002	Change_
Revenues:
Product sales	$5,822	$6,221	(6)%
NRE fees	1,077	1,020	6%
Total revenues	6,899	7,241	(5)%

Cost of sales:
Cost of product sales	2,760	2,870	(4)%
Cost of NRE fees	619	707	(12)%
Total cost of sales	3,379	3,577	(6)%

Gross profit	3,520	3,664	(4)%

Operating expenses:
Research and development	1,315	1,517	(13)%
Selling and marketing	1,128	745	51%
General and administration	870	927	(6)%
Total operating expenses	3,313	3,189	4%

Operating income	207	475	(56)%

Interest income, net	43	10	>100%
Other expense	(186)	(226)	(18)%

Income from continuing operations before income taxes	64	259	(75)%

Provision for income taxes	1	9	(89)%

Net income from continuing operations	63	250	(75)%

Loss from discontinued operations	(48)	(177)	(73)%

Net income	$15	$73	(79)%

Net income (loss) per share (basic)
Continuing operations	$0.01	$0.03
Discontinued operations	(0.01)	(0.02)
Net income (loss) per share	$0.00	$0.01

Weighted average shares outstanding (basic)	7,685	7,684

Net income (loss) per share (diluted)
Continuing operations	$0.01	$0.03
Discontinued operations	(0.01)	(0.02)
Net income (loss) per share	$0.00	$0.01

Weighted average shares outstanding (diluted)	7,834	7,859

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

STATEMENT OF OPERATIONS DATA (1), (2)

(unaudited, in U.S. $ thousands, except per share data)

	Three Months Ended
	March 30,	March 30,	%
	2003	2002	Change
Revenues:
Product sales	$4,191	$4,478	(6)%
NRE fees	776	735	6%
Total revenues	4,967	5,213	(5)%

Cost of sales:
Cost of product sales	1,987	2,066	(4)%
Cost of NRE fees	446	509	(12)%
Total cost of sales	2,433	2,575	(6)%

Gross profit	2,534	2,638	(4)%

Operating expenses:
Research and development	947	1,092	(13)%
Selling and marketing	812	536	51%
General and administration	626	668	(6)%
Total operating expenses	2,385	2,296	4%

Operating income	149	342	(56)%

Interest income, net	31	7	>100%
Other expense	(134)	(163)	(18)%

Income from continuing operations before income taxes	46	186	(75)%

Provision for income taxes	1	6	(83)%

Net income from continuing operations	45	180	(75)%

Loss from discontinued operations	(34)	(127)	(73)%

Net income	$11	$53	(79)%

Net income (loss) per share (basic)
Continuing operations	$0.01	$0.02
Discontinued operations	(0.01)	(0.01)
Net income (loss) per share	$0.00	$0.01

Weighted average shares outstanding (basic)	7,685	7,684

Net income (loss) per share (diluted)
Continued operations	$0.01	$0.02
Discontinued operations	(0.01)	(0.01)
Net income (loss) per share	$0.00	$0.01

Weighted average shares outstanding (diluted)	7,834	7,859

			US $
			Equivalent
	December 31,	March 30,	March 30,
	2002	2003	2003(2)
Balance Sheet Data (1):
(Canadian $, thousands)
Working capital	$14,372	$13,917	$10,019
Total assets	30,890	29,385	21,154
Bank advances	—	—	—
Long-term liabilities	98	75	54
Total shareholders’ equity	20,547	20,562	14,803

(1)  The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP or Canadian principles). The significant differences from U.S. generally accepted accounting principles (U.S. GAAP or U.S. principles) are disclosed in Note 12 of the Notes to Consolidated Financial Statements contained in this report.

(2)   Canadian dollar amounts have been translated into U.S. dollars solely for the convenience of the reader at the rate of US $0.7199 per CDN $1.00 which was the exchange rate as of May 13, 2003.  These translations are not necessarily representative of the amounts that would have been reported if the Company had historically reported its financial statements in U.S. dollars.  In addition, the rates utilized are not necessarily indicative of the rates in effect at any other time.

RECENT DEVELOPMENTS

Discontinuance of Mezure, Inc.

        On February 28, 2003, Mezure, Inc. (“Mezure”) notified its shareholders that as a result of shortfalls in cash flows from operations and its inability to meet current vendor obligations, Mezure would pursue a federal bankruptcy filing.  On March 5, 2003, the Company’s representatives resigned from the Mezure Board of Directors.  On April 8, 2003, the shareholders of Mezure voted unanimously to proceed with a Chapter 7 bankruptcy filing for Mezure (see Other Risk Factors).  The results and financial position related to Mezure have been treated as a discontinued operation.

Acquisition and Integration of New Businesses

        On February 11, 2003, the Company signed a Memorandum of Understanding (MOU) with CMC Electronics to acquire CMC Electronics’ Global Positioning System (GPS) OEM product line.  The new product line will extend the Company’s current high-performance, upgradeable L1 and L1/L2 product line into the mid-level L1 market.  This will increase the Company’s total addressable market in core segments and also create entry points into new vertical markets, such as timing and marine.  The target date for the actual transfer of the business is in May 2003.

        Based on the MOU, the Company expects the purchase price of the CMC Electronics’ GPS OEM product line to be comprised of approximately $150,000 at closing and $600,000 payable over time as a royalty on revenue generated by this business.  The Company expects that if the acquisition is completed in May 2003, the CMC GPS product line would contribute approximately $3.0 million in revenue during the balance of 2003.  The impact of the acquisition to the Company’s net income is expected to be immaterial during the balance of 2003. The Company’s inability to effectively integrate the product development, marketing, production and the distribution of CMC Electronics’ GPS OEM product line could have a material adverse effect on the Company’s business, financial condition and results of operations.

Q1 2003 Compared to Q1 2002

        The results of operations for the first quarter of 2002 have been restated to reflect the treatment of Mezure, Inc. as a discontinued operation.

Revenues.  Revenues include product sales and non-recurring engineering (“NRE”) fees.  Revenue from product sales consist primarily of sales of original equipment manufacturer (“OEM”) GPS receiver boards, GPS antennas, software, software upgrades, Wide Area Augmentation System (“WAAS”) type receivers and end user products for the geographical information systems (“GIS”) and survey markets.  The Company categorizes its revenues into the following three market sectors:  1) Geomatics;  2) Aerospace and Defense; and 3) Special Applications.

        Total revenues were $6.9 million in the first quarter 2003 compared to $7.2 million in the first quarter 2002.  The following table sets forth revenue by market sector for the first quarters ended March 30, 2003 and March 30, 2002.

	Three Months Ended ($ thousands)
	March 30, 2003		March 30, 2002		Change
	$	%	$	%	$	%
Geomatics	$1,377	20%	$1,300	18%	$77	6%
Aerospace & Defense	1,382	20%	1,543	21%	(161)	(10)%
Special Applications	4,120	60%	4,396	61%	(276)	(6)%
Other	20	—	2	—	18	> 100%
TOTAL	$6,899	100%	$7,241	100%	$(342)	(5)%

Geomatics

        The Geomatics sector is made up of the surveying and GIS markets.  Geomatics revenues are largely comprised of the Company’s sales to Point, Inc., net of intercompany eliminations, and the Company’s proportionate share of sales by Point, Inc.  Geomatics sales were $1.4 million in the first quarter 2003 increasing slightly from the $1.3 million in the first quarter 2002, due to higher sales at Point into the Sokkia distribution system and through independent distribution channels.

        Effective with the fourth quarter of 2002, the Company changed its policy of recognizing shipments of product revenue from the Company to Point from revenue recognition at the time of shipment to revenue recognition at the time of receiving payment from Point.  As of March 30, 2003, the Company had deferred revenue related to product shipments to Point of $293,000, net of inter-company eliminations.

        Point Inc.’s operations were restructured in April 2002, with the aim of focusing operating activities on sales, marketing and distribution as opposed to product development.  The Company is disappointed in the operating performance of Point, Inc. particularly the lower than expected revenues which the Company had anticipated would increase after the April 2002 restructuring.  The Company continues to work with Point,

Inc.’s management and Sokkia to improve the operating results of Point, Inc.  However, there can be no assurance that the Company will be successful in these efforts (see Other Risk Factors).

Aerospace and Defense

        The Aerospace and Defense sector is made up of aviation and defense markets.  Sales in this sector include WAAS receiver sales and revenue from engineering services related to WAAS, the Japanese MTSAT Satellite-based Augmentation System (“MSAS”), the Chinese Satellite Navigation Augmentation System (“SNAS”), the European Geostationary Overlay System (“EGNOS”), Local Area Augmentation Systems (“LAAS”) and the European Galileo program.

        Aerospace and Defense sales were $1.4 million for the first quarter 2003 compared to $1.5 million for the first quarter 2002, a decrease of 10%.  The Company’s Aerospace and Defense revenues are highly dependent on the timing of large, government funded programs.  The largest components of the Aerospace and Defense revenue in the first quarter 2003 were engineering service contracts pertaining to the U.S. WAAS and European Galileo programs.  Part of the decrease in Aerospace and Defense revenue in the current quarter over the first quarter 2002 is related to the European EGNOS program.  In the first quarter of last year, the Company had revenue of $525,000 from the EGNOS program compared to $nil revenue in the first quarter of this year, as the Company’s work under the current contract has been largely completed.

        Raytheon NLS and Thales ATM, both companies who are key LAAS system suppliers, had contracted with the Company to develop prototype LAAS receiver for their certified reference stations.  At the end of April 2003, however, the Raytheon/Thales team was informed by the U.S. FAA that they had been unsuccessful in their bid for the FAA CAT I LAAS procurement. It is currently unclear if either customer will proceed with LAAS system development for the balance of the LAAS civil market.

        In June 2002, the Company received a contract from the FAA to develop the next generation WAAS receiver.  The contract covers receiver development and qualification work over a 21-month period and also includes an additional option, exercisable at the FAA’s discretion, for the development of a new broadband WAAS antenna.  The basic contract has a value of US$2.4 million and the option is worth US$835,000.

        The certified GPS receiver being jointly developed by the Company and CMC Electronics (formerly BAE Systems Canada) is intended for use by Honeywell for both airborne applications and the LAAS program.  With the GPS receiver achieving certification, the Company has earned initial royalties, although the total royalties for 2003 are not expected to be material.

        In the first quarter 2003, the Company received two letter contracts from Raytheon, worth US$100,000 each, to initiate development of a ground receiver and signal generator for the new FAA Geostationary Communication Control Segment (GCCS).  If the Company’s development proposal is accepted by Raytheon and the corresponding contracts are awarded, the Company expects the combined programs to provide revenue of approximately US$3.0 million over the next two years.

        While the Company has participated in previous phases of WAAS, MSAS, EGNOS, SNAS and LAAS, the Company currently has no commitments (other than those described above and certain engineering services contracts) for future participation in the WAAS, MSAS, SNAS, EGNOS or LAAS programs.  There can be no assurance that the Company will receive commitments for future participation in the WAAS, MSAS, EGNOS, SNAS or LAAS programs.

Special Applications

        The Company’s Special Applications revenue is made up of GPS component sales and associated engineering service revenue for marine, agriculture, unmanned vehicles, robotics, construction/grading, scientific, dealers (other than those that can be identified with a particular market sector) and miscellaneous markets.  Special Applications revenues were $4.1 million in the first quarter 2003 compared to $4.4 million in the first quarter 2002, a decrease of 6%.  In the first quarter of 2003, revenues in this segment were adversely affected by soft market conditions in certain U.S. regions, the drought in Australia, which is an important market for the Company’s agricultural business, and lower revenue from engineering service projects.  The ability to recognize revenue in the current phase of a certain engineering program is largely dependent on obtaining customer milestone acceptance, which the Company expects to receive during the second quarter of 2003.  These revenue declines were partially offset by higher revenue from the U.S. agricultural market in the first quarter of 2003 versus the first quarter of last year.

Other Revenue

        Other revenue related to the sale of manufacturing components was minimal in both the first quarter  2003 and  the first quarter 2002.

Revenues by Geographic Market

        The Company derived approximately 48% of its total revenues from the sale of its products to countries outside the United States and Canada in the first quarter of 2003 compared to 47% in the first quarter 2002.  Revenues from international sales decreased marginally to $3.3 million in the first quarter 2003 from $3.4 million in the first quarter 2002.

Gross Profit. Gross profit as a percentage of total revenues was 51% in the first quarter 2003 compared to 51% in the first quarter 2002.  The gross margin as a percentage of revenue was above the Company’s expectations and above its long-term target of 46% to 48%, as a result of favourable product mix.  The prior year’s first quarter gross margin percentage benefited from high margin WAAS receiver shipments.

Research and development.  Research and development expenses consist primarily of engineering personnel expenses, contracted research and development expenses, amortization of purchased technology, equipment costs and facility and computer support costs.  Research and development expenses were $1.3 million in the first quarter 2003, compared with $1.5 million in the first quarter 2002.  Research and development expenses as a percentage of total revenues decreased from 21% in the first quarter 2002 to 19% in the first quarter 2003.  Lower costs at Point, Inc., after the April 2002 restructuring, which included a substantial reduction in research and development activity, and higher recovery of research and development expenditures relating to customer funded NRE contracts accounted for the decrease.  The Company believes that significant investments in research and development are required to maintain its technology and compete in its business.  The Company expects to continue to spend 16%-18% of revenue in research and development activities during the balance of 2003.

Selling and marketing.  Selling and marketing expenses consist primarily of compensation of sales and marketing personnel as well as expenses for advertising and promotion, commissions, trade shows, facilities and other expenses related to the sale of the Company’s products.  Selling and marketing expenses increased 51% from $745,000 in the first quarter 2002 to $1.1 million in the first quarter 2003 and increased as a percentage of total revenues from 10% in the first quarter 2002 to 16% in the first quarter 2003.  Factors leading to the increased selling and marketing costs in the current quarter include increased spending at Point, Inc. after the April 2002 restructuring, which included a shift in focus from product development to selling and marketing efforts, the hiring of additional marketing staff and the implementation of a new distribution initiative in the Asian market.  The Company expects to spend 13%-14% of revenue in selling and marketing activities during the balance of 2003.

General and administration.  General and administration expenses consist primarily of salaries of administrative personnel, corporate overhead and facilities expenses.  General and administration expenses decreased 6% from $927,000 in the first quarter 2002 to $870,000 in the first quarter 2003 due primarily to lower senior management costs, but remained relatively constant at 13% of revenue.

Interest income, net.  The Company earned net interest income of $43,000 in the first quarter 2003 compared with $10,000 in the first quarter 2002 as a result of higher cash balances being available for investment.  The Company’s cash deposits that are not required for operations are invested in short-term interest bearing instruments.

Other expense.  Other expense consists primarily of foreign exchange income (loss) and miscellaneous items.  Other expense was $186,000 in the first quarter 2003 compared to other expense of $226,000 in the first quarter 2002.  Other expense in the current quarter consisted primarily of foreign exchange losses arising from a strengthening of the Canadian dollar versus the U.S. dollar.   In the first quarter 2002, other expense consisted primarily of $102,000 related to restructuring Point’s operations and a $95,000 provision for executive relocation expenses.

Provision for income taxes.  The provision for income taxes, which consists of Canadian federal large corporations tax (“LCT”) and the consolidated proportionate share of income taxes related to Point, Inc., was $1,000 in the first quarter 2003 compared to $9,000 in the first quarter 2002, with the decrease attributable to a recovery of income tax at Point, Inc.

TAXES

        The Company has not recorded a provision for income taxes in Canada, other than for large corporations tax, due to previously incurred losses, credits and costs. As of March 30, 2003, losses, investment tax credits, depreciation and research and development costs are available to reduce future taxable income in Canada. The Company has determined that the acquisition of a majority of the common shares of the Company by CMC Electronics (formerly BAE Systems Canada Inc.) in 1998, BAE SYSTEMS p.l.c.’s indirect acquisition of the majority of the common shares of CMC Electronics in November 1999 and ONCAP L.P.’s acquisition of the common shares of CMC Electronics in April 2001 constitute acquisition of control of the Company for Canadian income tax purposes.  Accordingly, the availability of certain of the Company’s Canadian income tax losses, research and development costs, depreciation deductible for tax purposes and investment tax credits may be subject to limitation. The ultimate availability and amount of these losses, credits and costs may be dependent upon future Canada Customs and Revenue Agency audits. See Note 14 of Notes to Consolidated Financial Statements filed for the fiscal year ended December 31, 2002 as part of Form 20-F with the Securities and Exchange Commission.

        Similarly, the Company has not recorded a provision for income tax in the United States related to Point, Inc. due to the net operating losses recorded by Point, Inc. since it began operations in 1999.

LIQUIDITY AND CAPITAL RESOURCES

          In the three months ended March 30, 2003, cash provided by operations was $3.7 million, compared to cash provided by operations of $1.2 million in the first quarter of 2002.  Cash provided by operations in the three month period ended March 30, 2003 consisted primarily of a $3.3 million decrease in working capital and $391,000 in amortization expenses.  The decrease in working capital from December 31, 2002 to March 30, 2003 was caused primarily by collection of receivables.

          In the three months ended March 30, 2003, cash used in financing activities was $27,000, related primarily to capital lease payments.  In the comparable period in 2002, $80,000 cash was used in financing activities, also related to capital lease payments.

        In the three months ended March 30, 2003, cash used in investing activities was $804,000,  pertaining to the purchase of capital equipment.  In the three months ended March 30, 2002, cash used in investing activities was $103,000, also primarily attributable to the purchase of capital equipment.  The increased capital equipment spending is partly attributable to timing but also to a higher purchases of computer equipment, research and development equipment and tooling.

          At March 30, 2003, the Company had cash and short-term investments of $9.5 million.  The Company has credit agreements with the HSBC Bank Canada and the Toronto Dominion Bank under which the Company can borrow up to $1.7 million for day-to-day operating requirements and $1.8 million to support the margin requirement related to the purchase of up to between US$6.5 and $7.5 million of foreign exchange contracts (depending on the maturity date of the contract).  The lines of credit are payable on demand and are secured by certain of the Company’s assets.  At March 30, 2003, portions of the lines of credit were utilized to support $73,000 of letters of credit ($79,000 at December 31, 2002) and US$6.0 million in foreign exchange contracts leaving $1.6 million available for day-to-day operating requirements and the margin capacity necessary to enter into an additional US$0.5 to $1.5 million in forward foreign exchange contracts (depending on the maturity date of the contracts).

          As of March 30, 2003, the Company and Sokkia have collectively loaned Point, Inc. US$4.83 million, the Company’s share being US$2.37 million.  The loans are secured by the assets of Point, Inc. and bear 3% interest in 2003.  On February 13, 2003, the Company and Sokkia agreed to extend the due dates on the loans such that US$4.33 million is due on June 30, 2003 and US$500,000 is due December 31, 2003.  During 2002, the Company and Sokkia advanced US$830,000 in new loans to Point, Inc., with the Company’s share being US$407,000.  In addition, the Company and Sokkia provided US$1.5 million in equity financing to Point, Inc.  The Company’s share of the equity financing was US$735,000 and the Company’s equity interest in Point, Inc. remained at 49%.

          Point, Inc. is dependent on the Company and Sokkia for product supply, distribution and financing.  Should Sokkia and the Company discontinue their support, Point, Inc.’s ability to continue as a going concern would be impaired.  If Point were not able to continue operations and was liquidated in an orderly wind down, the Company believes that its maximum loss exposure in the statement of operations to Point, Inc., as of March 30, 2003, would be approximately $800,000, comprised primarily of working capital related items, after consideration of the effects of the proportionate consolidation of Point, Inc.  The financial statements contained herein do not reflect any adjustments that would be required if Point, Inc.’s operations were discontinued.

          The Company believes that its existing cash, cash equivalents, short term investments, available lines of credit and anticipated cash generated from operations will be sufficient to satisfy its currently anticipated cash needs for at least the next twelve months.

          While the Company believes that inflation has not had a material effect on its results of operations, there can be no assurance that inflation will not have a material effect on the Company’s results of operations in the future.

QUANTITIVE AND QUALITATIVE DISCLOSURES ABOUT  MARKET RISK

          Most of the Company’s revenues (over 98% for the first three months of 2003) are earned in currencies other than the Canadian dollar, principally the U.S. dollar. A substantial portion of the Company’s expenses, however, have been and will continue to be incurred in Canadian dollars. Accordingly, fluctuations in exchange rates between the U.S. dollar and the Canadian dollar could materially affect the Company’s results of operations.  In the normal course of business, the Company uses foreign currency options and forward foreign currency contracts to reduce its exposure to fluctuations in the U.S. dollar to Canadian dollar exchange rates.  The contracts are normally for terms of up to twelve months and are used as hedges of the Company’s net U.S. dollar cash requirements.  Gains and losses arising on these financial instruments are offset against the gains and losses arising on the maturity of the underlying transactions.  Derivative financial instruments are not used for speculative purposes.  There can be no assurance that the Company will be successful in these activities.

          At March 30, 2003, the Company had forward foreign currency contracts to sell US$6.0 million between April 30, 2003 and December 31, 2003 at rates between 0.6430 and 0.6626.

          The Company is not subject to significant interest rate risk due to the short-term maturities of its outstanding loans.

LEGAL PROCEEDINGS

        There has been no material change since the Form 20-F for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission.

OTHER RISK FACTORS

        The Company operates in a rapidly changing environment that involves a number of risks, some of which are beyond the Company’s control.  A discussion of some of these risks and the possible impact of these factors on future results from operations can be found in the Risk Factors section part of Form 20-F for the fiscal year ended December 31, 2002 filed with the Securities and Exchange Commission.

Point, Inc.

        The Company sells GPS receivers to Point, Inc. (“Point”) which incorporates these receivers into surveying systems that are in turn partially sold through Sokkia’s distribution channels.  The Company’s consolidated financial statements include the Company’s proportionate 49% joint venture interest in the accounts of Point.   Point is subject to similar types of risks as the Company.

        As of March 30, 2003 the Company and Sokkia have collectively loaned Point US$4.83 million, the Company’s share being US$2.37 million.  The loans are secured by the assets of Point.  During 2002, the Company and Sokkia advanced US $830,000 in new loans to Point with the Company's share being US $407,000.  In addition, the Company and Sokkia provided US$1,500,000 in equity financing to Point.  The Company’s share of the equity financing was US$735,000 and the Company equity interest in Point remained at 49%.

        Point is dependent on the Company and Sokkia for product supply, distribution and financing.  Should Sokkia and the Company discontinue their support, Point’s ability to continue as a going concern would be impaired.  If Point were not able to continue operations and was liquidated in an orderly wind down, the Company believes that its maximum loss exposure in the statement of operations to Point as of March 30, 2003, would be approximately $800,000, comprised primarily of working capital related items, after consideration of the effects of the proportionate consolidation of Point.  The financial statements contained herein do not reflect any adjustments that would be required if Point’s operations were discontinued.

        The Company is disappointed in the operating performance of Point, particularly the lower than expected revenues which the Company had anticipated would increase after the April 2002 restructuring.  The Company continues to work with Point’s management and Sokkia to improve the operating results of Point.  However, there can be no assurance that the Company will be successful in these efforts.

Mezure, Inc.

        On January 26, 2001, the Company acquired a 48.7% equity interest in Mezure, Inc. (“Mezure”).  Mezure was established in 2000 and had been working with the Company to develop market applications combining GPS, wireless infrastructure and the Internet.  On July 23, 2001, the Company acquired a further 25.3% interest in Mezure after exercising its option to convert US$200,000 in loans previously advanced to Mezure and charged to operations during 2001 into additional common shares.  Effective with this conversion, the Company owned a 74% controlling interest in Mezure.  In April 2002, the Company’s equity interest was diluted to approximately 70%.  Mezure is subject to similar types of risks as the Company.  In the latter part of 2002, the Company notified Mezure that it intended to limit future equity investment and financial support to Mezure and shift the focus of its relationship with Mezure to one of a supplier of products, as opposed to one of equity ownership.  As a result, Mezure sought to obtain additional external financing in order to continue operations.  On February 28, 2003, Mezure notified its shareholders that as a result of shortfalls in cash flows from operations and its inability to meet current vendor obligations, Mezure would pursue a federal bankruptcy filing.  On March 5, 2003, the Company’s representatives on the Board of Directors of Mezure resigned from the Mezure Board of Directors.  On April 8, 2003, the shareholders of Mezure voted unanimously to proceed with a Chapter 7 bankruptcy filing for Mezure.  Consequently, the Company is treating Mezure as a discontinued operation and accordingly has restated the statement of operations for prior periods.

        While Mezure has operated as a separate corporation, Mezure's creditors could potentially attempt to satisfy their claims with Mezure by pursuing these claims against the Company.  While the Company does not expect the discontinuance of Mezure to have a material adverse effect on the Company's business, financial condition and results of operations, there can be no assurance of this.